ROSS MILLER Secretary of State 204 North Carson Street, Ste 1 Carson City, Nevada 89701-4069 (775) 684-5708 Website: secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY – DO NOT HIGHLIGHT	ABOVE SPACE FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
Pursuant to NRS 78.385 and 78.390 - (After issuance of Stock)

1. Name of the corporation:
Duska Therapeutics, Inc.

2. The articles have been amended as follows (provide article number if available):
Article IV is amended and restated in its entirety to read as follows:  Authorized Shares:  The aggregate number of shares which the corporation shall have authority to issue shall consist of 125,000,000 shares of common stock having a $0.001 par value per share, and 5,000,000 shares of preferred stock having a $0.001 par value per share.  The common stock and preferred stock may be issued from time to time without approval by the stockholders.  The common stock and preferred stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.  The Board of Directors may issue such shares of preferred stock in one or more series with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power or such greater proportion of the voting power as may be required in the case of a vote by classes or series , or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:     1,868,089 shares of common stock

4. Effective date of filing (optional):

5. Officer signature (required): X

*if any proposed amendment would alter or change any preference or any relative to other right given to any class or series of outstanding shares, then the amendment must be approved by the vote. In addition to the affirmative vote otherwise required of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees ay cause this filing to be rejected.

This form must be accompanied by appropriate fees.